UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary
Date: August 30, 2010

30 August 2010
Suspension of trading in LGL’s American Depositary Share program
Lihir Gold Limited (“LGL”) today announced that trading on NASDAQ in LGL’s American Depositary Shares (represented by American Depositary Receipts or “ADRs”) will be suspended prior to the opening of trading on Monday, 30 August 2010 (New York time) and that LGL intends to withdraw the listing of the ADRs and the underlying ordinary shares from NASDAQ. This follows the suspension of trading of LGL ordinary shares on the Australian Securities Exchange (“ASX”) and the Port Moresby Stock Exchange (“POMSoX”) from close of trading today, Monday, 30 August 2010 (Australian time).
These are further steps in implementing the merger of LGL with Newcrest Mining Limited (“Newcrest”), which was approved by the majority of LGL’s shareholders at the Scheme meeting held on Monday, 23 August and by the National Court of Papua New Guinea on Friday, 27 August.
New Newcrest shares
The New Newcrest shares to be issued under the Scheme will commence trading on ASX and POMSoX on a deferred settlement basis on Tuesday, 31 August 2010. Newcrest has announced that it expects that confirmations of issue of the New Newcrest Shares will be despatched by Tuesday 21 September 2010 and normal settlement trading will commence on the following day, Wednesday 22 September 2010.
Newcrest’s equity securities are not expected to be listed on any exchange in the United States, but Newcrest’s ADRs will continue to trade in the “over-the-counter” market.
Mix and Match Facility
LGL shareholders wishing to make a Scheme Consideration Election for the scheme consideration and the mix and match facility may still do so by returning an Election Form so that it is received by the LGL Registry before 9.00pm on 6 September 2010 or by making a scheme consideration election via the LGL website at www.lglgold.com and following the relevant instructions, before 9.00pm on 6 September 2010. The deadline for LGL ADS holders to deliver a Scheme Consideration election to the LGL ADS Depositary is 5:00pm on Tuesday, 31 August 2010 (New York time).
Further information
An LGL shareholder information line is available on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
For further information regarding LGL please contact:
Stuart MacKenzie
Group Secretary
+61 7 3318 3319
+61 408 156 536